Exhibit 11.                      Statement re: Computation of Per Share Earnings

Net loss for the year ended November 30, 2011	$ (19,230)

Average number of shares outstanding since inception (i)	50,000,000

Net loss per share for the period from December 1, 2010 (date of inception) to November 30, 2011	$ (0.00)

The Company has not stock options, warrants or rights outstanding as of November 30, 2011.

There have been no shares issued between November 30, 2011 and up to the date of this prospectus.